Exhibit 99.70

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEXTECH AR TO HOST DEMOS AT THE 71ST AACC ANNUAL SCIENTIFIC MEETING &
CLINICAL LAB EXPO WITH BLOCK SCIENTIFIC, AUGUST 6TH-8TH

New York, NY – Toronto, ON – August 6, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) is a rapidly growing Augmented Reality (“AR”) technology company targeting three multi-billion-dollar verticals in the AR industry which all drive revenue from its Omni-platform called “ARitize”. The company is pleased to announce that it has been invited by one of its WebAR SaaS customers, Block Scientific, whom has long- term relationships with leading lab equipment manufacturers Abbott Labs, Siemens, Thermo Scientific and others to participate and demo AR in Block’s booth # 2627 August 6th-8th.

The 71st AACC Annual Scientific Meeting & Clinical Lab Expos showcases cutting edge science and technology, shaping the future of laboratory medicine. It has 29,000 attendees 3,100 exhibitors and over 800 exhibitors from 135 countries attending this major industry event. NexTech is demoing its AR capabilities with industry leaders at the Expo 71st Annual Scientific & Clinical Lab Expo in Anaheim.

“We are impressed with the early results of AR on our website and look forward to introducing them to the medical lab industry,” comments Jeremy Lindner President of Block Scientific.

“Manufacturers and distributors within the medical technology space are perfectly positioned to capitalize on the benefits of AR for product training, sales and marketing,” says Evan Gappelberg, CEO of NexTech. He continues, “When Jeremy offered us the opportunity of being at this major industry event to demo our AR capabilities in his booth and having him introduce us to his longtime suppliers of medical lab equipment I jumped at it, as it just makes total sense for us to work with medical equipment manufacturers creating 3D AR twins so that they can train and demo remotely.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

Nextech the first publicly traded “pure play” AR company began trading on the CSE October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisitions and growth of its omni-channel AR SaaS platform called ARitize™. The company is pursuing three multi billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, with notable customer wins like Walther Arms, Wright Brothers, Mr. Steak, Budweiser. Nextech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform

NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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